

March 28, 2011

Roger Ng
President
Oban Industries, Inc.
2219 20th Avenue, #B
San Francisco, CA 94116

> **Re: Oban Industries, Inc.**
> **Form 10-12G**
> **Filed March 2, 2011**
> **File No. 000-54287**

Dear Mr. Ng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refilling it. Please confirm your understanding.

2. In this regard, please revise the first sentence of the second paragraph under the Explanatory Note section to clarify that the registration statement will not be deemed effective and similarly revise the second full risk factor on page 8.

3. Please also revise throughout your filing to delete the terms "successful," "successfully" and "profitable" in phrases such as "successfully concluded a business combination," "a

successful business combination," "successfully completing a business combination" and "profitable business opportunity."

Item 1. Business, page 4

4. Please revise this section to clearly provide a detailed plan of how you intend to find a business acquisition target over the next 12 months. Describe each step that you will take, a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of necessary funds. Please also revise this section to clarify whether you have obtained any financing to date. In this regard, we note the second sentence of the first paragraph of this section.

5. Please revise this section to disclose the fact that as of the most recent audited period you have incurred losses, generated no revenues or earnings from operations, possess no significant assets or financial resources, and have minimal cash on hand. In addition, please disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

Business of the Issuer, page 4

6. Please revise the second paragraph of this section to clarify that there is no guarantee that you will achieve long-term growth potential or even immediate short-term earnings from any business combination you enter into. Please also revise similar disclosure elsewhere in your filing such as in the first full paragraph on page 13.

7. Please explain, in light of the fact that you have minimal assets and no revenues, how you have "unrestricted flexibility in seeking, analyzing, and participating in potential business opportunities."

8. Please revise the last paragraph of this section to clarify, if true, that you do not have any written agreements in place with Mr. Ng to provide you with any funding and Mr. Ng has no legal obligation to provide any funding to you.

Form of Business Combination, page 5

9. To the extent possible, please revise your disclosure to provide estimates of the "substantial cost for accountants, attorneys and others" in the fourth paragraph on page 6. Additionally, please revise this paragraph to clarify who your affiliates are and to clarify, if true, that Mr. Ng has no legal obligation to provide any funds to you to cover these costs and you have no arrangements, agreements or understandings from any other person or party to obtain such funds.

Item 1A. Risk Factors, page 7

10. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a merger.

11. Please create a risk factor to discuss the risks set forth in the penultimate paragraph on page 13 regarding a business combination with a financially unstable company or an entity in early stages of development or growth and a business combination with an entity in a high risk industry.

Conflicts of interest exist between the interest of the Company, page 7

12. Please revise this risk factor to discuss how any conflicts of interest that occur between the Company and Phoenix Agri Enterprises will be resolved.

The Company has conducted no market research or identification of business opportunities, page 7

13. Please expand this risk factor or add a separate risk factor to more clearly disclose that since you have not yet selected any target acquisition with which to complete a business combination, you are currently unable to ascertain the merits or risks of the target's operations.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, page 9

14. Please revise to discuss the costs of complying with the public company reporting requirements. Please specify the estimated yearly costs of complying with the public company reporting requirements, the basis for that estimate, and how you intend to raise the funds necessary to meet these requirements, as it appears you have no revenue and limited assets.

There are issues affecting liquidity of our securities, page 11

15. Please revise this risk factor to provide the basis for your statements regarding what the SEC will permit, is willing to consider or may require. Alternatively, please revise this risk factor to make clear that these statements are solely your beliefs.

We cannot assure you that, following a business combination with an operating business, page 12

16. Please revise this risk factor to clarify that there is no guarantee that you will be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system or on the pink sheets after completing a business combination. Additionally, please disclose that

there can be no assurance that you will find a market maker and that an active market may not develop even if you are listed on the OTC Bulletin Board, another over-the-counter quotation system or on the pink sheets. Finally, please update your reference to the American Stock Exchange or advise.

Item 2. Financial Information, page 13

Management Discussion and Analysis of Financial Condition and Results of Operation, page 13

17. Please revise the third paragraph of this section to disclose quantitative information regarding your anticipated expenses for the next twelve months, including the costs of investigating, analyzing, and consummating an acquisition and of filing Exchange Act reports for the next twelve months. Also disclose the month you will run out of money assuming there are no changes in present trends and the amount of cash in your treasury as of the most recent practicable date.

18. Please also revise this paragraph to clarify, if true, that Mr. Ng has no legal obligation to provide you with any funding and you have no arrangements, agreements or understandings in place with any stockholders, management or other investors to pay for the costs of investigating and analyzing business combinations.

19. Please revise the fifth paragraph of this section and throughout your filing, as appropriate, to clarify that you may not be able to consummate a merger or acquisition.

20. We note your reference in the first paragraph on page 14 to your belief that there are "numerous firms seeking even the limited additional capital that we will have…" Please advise as to what limited additional capital you will have and how you will obtain such additional capital.

Liquidity and Capital Resources, page 14

21. Please revise your disclosure in the last paragraph of this section to disclose which related parties have provided you with continued funding and capital resources and how much continued funding and capital resources these parties have provided you.

Item 5. Directors and Executive Officers, page 15

Involvement in Certain Legal Proceedings, page 15

22. Please revise this section to provide information on your directors, persons nominated to become a director or executive officer for the past ten years. Refer to Item 401(f) of Regulation S-K.

Item 6. Executive Compensation, page 16

23. Please disclose whether the policy regarding offers of any post-transaction employment to members of management is a written policy or merely a verbal agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile: (415) 984-8300
         David K. Cheng, Esq.
         Nixon Peabody LLP